Exhibit 99.1

AGREEMENT

This Agreement (“Agreement”) is made and entered into as of January 7, 2016, by and among Stanley Furniture Company, Inc., a Delaware corporation (the “Company”), and the entities and natural persons listed on Exhibit A hereto (collectively, the “Hale-Talanta Group,” and individually a “member” of the Hale-Talanta Group).

WHEREAS, the Company and members of the Hale-Talanta Group have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, the Hale-Talanta Group beneficially owns shares of Common Stock of the Company (the “Common Stock”) totaling, in the aggregate, 1,330,204 shares, or approximately 8.9% of the Common Stock issued and outstanding on the date hereof;

WHEREAS, members of the Hale-Talanta Group have (i) submitted a nomination letter to the Company dated November 24, 2015 (the “Nomination Letter”) nominating director candidates to be elected to the Company’s board of directors (the “Board”) at the 2016 Annual Meeting of Stockholders of the Company (the “2016 Annual Meeting”);

WHEREAS, the Company and the members of the Hale-Talanta Group entered into an Agreement, dated February 12, 2015 (the “Prior Agreement”), relating to the Company’s 2015 Annual Meeting of Stockholders (the “2015 Annual Meeting”), pursuant to which, among other things, Mr. Jeffrey S. Gilliam (“Gilliam”) was appointed to the Company’s Board for a term expiring at the 2017 Annual Meeting of Stockholders; and

WHEREAS, the Company and the Hale-Talanta Group have determined to come to an agreement with respect to the election of members of the Board at the 2016 Annual Meeting and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Board Matters; Board Appointment; 2016 Annual Meeting.

(a) Effective on the date hereof, in accordance with the Restated Certificate of Incorporation of the Company amended as of May 6, 2005 (the “Charter”) and the Amended By-Laws of the Company dated December 11, 2015 (the “By-Laws”), the Board will increase the size of the Board from six to seven members.

(b) On the date hereof, in accordance with the Charter and By-Laws, the Board shall appoint Justyn R. Putnam (“Putnam”) as a director to fill the vacancy created by the newly created directorship resulting from the expansion of the Board contemplated by clause (a), for a term expiring at the 2016 Annual Meeting. Putnam or his replacement (see Section 1(f) below) shall have all benefits, such as compensation, expense reimbursements and indemnity provisions and agreements as are provided to the other members of the Board.

(c) The Board will nominate Putnam for election to the Board by the stockholders of the Company at the 2016 Annual Meeting for a term expiring at the 2019 Annual Meeting. Mr. D. Paul Dascoli, who in August 2015 informed the Board that in connection with accepting a new employment opportunity and at the request of his new employer he would not stand for re-election as a director at the 2016 Annual Meeting when his current term expires, will not be re-nominated by the Board for election to the Board. The Company will exercise reasonable and customary efforts in good faith to cause Putnam to be elected to the Board by the stockholders of the Company at the 2016 Annual Meeting. The Company will call and hold the 2016 Annual Meeting in a timeframe and manner consistent with the 2015 Annual Meeting. The Board will reduce the size of the Board from seven to six members no later than immediately following the 2016 Annual Meeting.

(d) Upon execution of this Agreement, the Hale-Talanta Group hereby withdraws the Nomination Letter and agrees not to (i) nominate any person for election to the Board at the 2016 Annual Meeting, (ii) submit any proposal for consideration at, or bring any other business before, the 2016 Annual Meeting, (iii) initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2016 Annual Meeting, or (iv) permit any of its “Affiliates” or “Associates” (as such terms are defined in Regulation 14A under the Securities and Exchange Act of 1934, as amended, or the rules or regulations thereunder (the “Exchange Act”)) to perform any of the items described in this Section 1(d). The Hale-Talanta Group shall not publicly or privately encourage or support any other shareholder to take any of the actions described in this Section 1(d) during the Standstill Period.

(e) At the 2016 Annual Meeting, the members of the Hale-Talanta Group agree to appear in person or by proxy and vote all shares of Common Stock beneficially owned by them in favor of the election of each of the Company’s nominees for election to the Board.

(f) If Putnam (i) is unable to serve on the Board or (ii) resigns from the Board other than pursuant to Section 1(g) below, at any time prior to the 2019 Annual Meeting, Hale-Talanta Group (subject to owning the aggregate number of shares of Common Stock specified in Section 1(g)) shall be permitted to recommend a substitute person for expeditious consideration and appointment by the Board as a replacement for Putnam (the “Putnam Replacement”), including as a member of the Special Committee contemplated by Section 1(g) below, who will qualify as “independent” pursuant to the Marketplace Rules of The NASDAQ Stock Market and applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), to fill the resulting vacancy, subject to the approval of the Corporate Governance and Nominating Committee after consideration in good faith and exercising its fiduciary duties, which approval shall not be unreasonably withheld or delayed. In the event the Corporate Governance and Nominating Committee does not approve the initial Putnam Replacement recommended by the Hale-Talanta Group, the Hale-Talanta Group will have the right to recommend additional substitute person(s), subject to the terms of Section 1(g), for consideration by the Corporate Governance and Nominating Committee and ultimate appointment by the Board as the Putnam Replacement.

(g) Notwithstanding the foregoing, if at any time after the date hereof, the Hale-Talanta Group, together with all Hale-Talanta Affiliates (as defined below), ceases collectively to beneficially own, an aggregate of at least 900,000 shares of Common Stock, the Hale-Talanta Group shall use its reasonable best efforts to cause Putnam or any Putnam Replacement to promptly tender his resignation from the Board. In furtherance of this Section 1(g), Putnam or any Putnam Replacement shall, prior to his appointment to the Board, execute an irrevocable resignation as director in the form attached hereto as Exhibit B and deliver it to the Company. The Hale-Talanta Group shall keep the company regularly apprised of the number of shares of Common Stock it beneficially owns if such position differs from the ownership positions publicly reported on the Hale-Talanta Group’s Schedule 13D and amendments thereto for more than 10 days.

(h) Effective on the date hereof, the Board will form a Special Committee (the “Special Committee”) consisting of John D. Lapey, Michael P. Haley, Justyn Putnam and Jeffrey S. Gilliam, with Mr. Putnam as chairman, which committee shall be authorized and directed to consider potential strategic and capital allocation opportunities that may be available to the Company, including potential acquisition transactions to enhance product offerings and expand distribution channels, leveraging on the strength of the Company’s balance sheet including its net operating loss carry-forwards. The Special Committee shall act by a majority of its members, provided that the Special Committee may make recommendations to the full Board to pursue a specific transaction or opportunity by action of only two members of the Special Committee.

(i) In the event that the Company does not achieve Net Sales growth for the fiscal year ended December 31, 2016 (“FY2016”) of at least 5% from the Net Sales reported by the Company for the fiscal year ended December 31, 2015 (“FY2015”), as reported in its Annual Report on Form 10-K for FY2016, then the Board shall promptly after the filing of such 10-K with the SEC, but not later than March 31, 2017 expand the size of the Board by one member with a term expiring at the 2019 Annual Meeting of Stockholders, and the Hale-Talanta Group shall be permitted to recommend a person for expeditious consideration and appointment by the Board as the additional director (the “Additional Director”), who will qualify as “independent” pursuant to the Marketplace Rules of The NASDAQ Stock Market and applicable rules and regulations of the SEC, to fill the resulting vacancy, subject to the approval of the Corporate Governance and Nominating Committee after consideration in good faith and exercising its fiduciary duties, which approval shall not be unreasonably withheld or delayed. In the event the Corporate Governance and Nominating Committee does not approve the initial Additional Director recommended by the Hale-Talanta Group, the Hale-Talanta Group will have the right to recommend additional substitute person(s), subject to the terms of Section 1(g), for consideration by the Corporate Governance and Nominating Committee and ultimate appointment by the Board as the Additional Director.

2. Standstill Provisions.

(a) Each member of the Hale-Talanta Group agrees that, from the date of this Agreement until December 31, 2016 (the “Standstill Period”), he or it will not, and he or it will cause each of such person’s respective Affiliates or Associates (collectively and individually, the “Hale-Talanta Affiliates”) not to (except as expressly set forth in this Agreement), directly or indirectly, in any manner, alone or in concert with others:

(i) engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” as such terms are defined in Regulation 14A under the Exchange Act of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of shareholders), in each case, with respect to securities of the Company;

(ii) seek or encourage any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors;

(iii) make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Company;

(iv) effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose to effect or participate in, any tender or exchange offer, merger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, sale or acquisition of material assets, liquidation, dissolution or other extraordinary transaction involving the Company or any of its subsidiaries or any of their respective securities (each, an “Extraordinary Transaction”), or make any public statement with respect to an Extraordinary Transaction; provided, however, that this clause shall not preclude (1) the tender by the Hale-Talanta Group or a Hale-Talanta Affiliate of any securities of the Company into any tender or exchange offer or vote with respect to any Extraordinary Transaction approved by the Board or (2) any member of the Hale-Talanta Group, who in compliance with the provisions of this Agreement receives or has received a communication from a third party indicating an interest in an Extraordinary Transaction, from relaying such indication of interest to the Special Committee;

(v) seek, alone or in concert with others, representation on the Board, except as specifically contemplated in Section 1;

(vi) seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders, except in accordance with Section 1; or

(vii) make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any Party;

(b) provided, that, notwithstanding the foregoing, it is understood and agreed that this Agreement shall not be deemed to prohibit (x) Putnam or Gilliam (or their respective successors) from engaging in any lawful act in their capacities as directors of the Company or members of the Special Committee that is either expressly approved by the Board or reasonably believed by either of them to be consistent with, or required in order to comply with, their fiduciary duties as directors of the Company and/or members of the Special Committee or any other committee of the Board, (y) the members of the Hale-Talanta Group from proposing an Extraordinary Transaction involving members of the Hale-Talanta Group to the Special Committee or making public statements, engaging in discussions with other shareholders, soliciting proxies or voting any shares or proxies with respect to any Extraordinary Transaction that (A) has been approved by the Board and has been publicly announced by the Company or (B) has been recommended to the Board by the Special Committee and the Board has decided not to consider; or (z) the Hale-Talanta Group from submitting written notice to the Company of intent to nominate one or more persons for election as a director at the Company’s 2017 Annual Meeting of Stockholders in accordance with the provisions of the By-Laws.

(c) Each member of the Hale-Talanta Group agrees that, from the date of this Agreement until the expiration of the Standstill Period, he or it will, and he or it will cause each of such person’s respective Affiliates or Associates to refer all communications from third parties regarding potential strategic transactions to the Special Committee.

(d) The Standstill Period shall immediately expire:

(i) (1) upon the filing with the SEC of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2016 in the event that the Company does not achieve Net Sales growth for the first six months of FY2016 of at least 3%, as reported in such 10-Q, from the Net Sales reported by the Company for the first six months of 2015 or (2) the Company shall have failed to file either a Current Report on Form 8-K reporting Net Sales for the quarterly period ended July 2, 2016 or its Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2016 prior to the applicable deadline under SEC rules for filing such 10-Q; or

(ii) (1) upon the filing with the SEC of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2016 in the event that the Company does not achieve Net Sales growth for the first nine months of 2016 of at least 4%, as reported in such 10-Q, from the Net Sales reported by the Company for the first nine months of 2015 or (2) the Company shall have failed to file either a Current Report on Form 8-K reporting Net Sales for the quarterly period ended October 1, 2016 or its Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2016 prior to the applicable deadline under SEC rules for filing such 10-Q.

3. Public Announcement. Promptly after the execution of this Agreement, the Company will issue the press release in the form attached hereto as Exhibit C. Without the prior written consent of the Company and the Hale-Talanta Group, none of the Company, the members of the Hale-Talanta Group or the other directors of the Company shall (a) issue a press release in connection with this Agreement or the actions contemplated hereby or (b) otherwise make any public statement, disclosure or announcement with respect to this Agreement or the actions contemplated hereby, except as required by law.

4. Representations of the Company. The Company represents and warrants as follows as of the date hereof:

(a) The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c) The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree, in each case that is applicable to the Company, or (ii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of (A) any organizational document of the Company or (B) any agreement, contract, commitment, understanding or arrangement, in each case to which the Company is a party or by which it is bound and which is material to the Company’s business or operations.

5. Representations of the Hale-Talanta Group. Each member of the Hale-Talanta Group severally, and not jointly, represents and warrants with respect to himself or itself as follows as of the date hereof:

(a) Such member has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby. Such member, if an entity, has the corporate, limited partnership or limited liability company power and authority, as applicable, to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly authorized, executed, and delivered by such member, constitutes a valid and binding obligation and agreement of such member and is enforceable against such member in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c) The execution, delivery and performance of this Agreement by such member does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to such member, or (ii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, (A) any organizational document, if an entity, or (B) any agreement, contract, commitment, understanding or arrangement, in each case to which such member is a party or by which such member is bound.

(d) As of the date hereof, the members of the Hale-Talanta Group, together with the Hale-Talanta Affiliates, beneficially owns, directly or indirectly, an aggregate of 1,330,204 shares of Common Stock.

6. Non-Disparagement. Each of the Company and the members of the Hale Talanta Group covenants and agrees that, during the Standstill Period, neither it nor any of its respective subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall in any way disparage (or cause to be disparaged), attempt to discredit, make derogatory statements with respect to, or otherwise call into disrepute, the other parties to this Agreement or such other parties’ subsidiaries, affiliates, successors, assigns, officers (including any current, future or former officer of a party or a parties’ subsidiaries), directors (including any current, future or former director of a party or a parties’ subsidiaries), employees, stockholders, agents, attorneys or representatives, or any of their practices, procedures, business operations, products or services in any manner.

7. Miscellaneous. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to at law or equity, the other party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury and (d) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

8. No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

9. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto. The Prior Agreement shall continue in full force and effect after the date of this Agreement in accordance with its terms.

10. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by email, when such email is sent to the email address set forth below and the appropriate confirmation is received (if sent by 5:00 p.m. Eastern Time on a business day, or otherwise on the next business day) or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:

Stanley Furniture Company, Inc.
200 North Hamilton Street, No. 200
High Point, North Carolina 27260
Attention: Glenn Prillaman
Email: gprillaman@stanleyfurniture.com

With a copy to (which shall not constitute notice):

McGuireWoods LLP
901 East Cary Street
Richmond, VA 23220
Attention: David W. Robertson
Email: drobertson@mcguirewoods.com

if to the Hale Talanta Group:

Hale Partnership Capital Management, LLC
6100 Fairview Road, Suite 1220
Charlotte, NC 28210
Attention: Steve Hale
Email: steve@halepartnership.com

With a copy to (which shall not constitute notice):

Kilpatrick Townsend & Stockton LLP
1001 West Fourth Street
Winston-Salem, NC 27101-2400
Attention: Paul Foley, Partner
Email: pfoley@kilpatricktownsend.com

AND

Talanta Investment Group, LLC
401 N. Tryon Street, 10th Floor
Charlotte, NC 28202
Attention: Justyn R. Putnam
jputnam@talantainvestments.com

With a copy to (which shall not constitute notice):

Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
Attention: Derek D. Bork
Email: derek.bork@thompsonhine.com

11. Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

12. Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

13. Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement. This Agreement, however, shall be binding on successors of the parties hereto.

14. No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

15. Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and this Agreement, as executed, shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “including” shall be deemed to mean “including without limitation” in all instances.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date first written above.

STANLEY FURNITURE COMPANY, INC.

By:	/s/ Glenn Prillaman
Name:	Glenn Prillaman
Title:	President and Chief Executive Officer

HALE PARTNERSHIP CAPITAL
MANAGEMENT, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP CAPITAL
ADVISORS, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP FUND, LP
By: Hale Partnership Capital Advisors, LLC, General Partner

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

MGEN II- HALE FUND, LP
By: Hale Partnership Capital Advisors, LLC, General Partner

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

STEVEN A. HALE II

/s/ Steven A. Hale II
Name: Steven A. Hale II

TALANTA FUND, L.P.
By: Talanta Investment Group LLC, General Partner

By:	/s/ Justyn Putnam
Name:	Justyn Putnam
Title:	Managing Member

JUSTYN R. PUTNAM

/s/ Justyn R. Putnam
Name: Justyn R. Putnam

JEFFREY S. GILLIAM

By:	/s/ Jeffrey S. Gilliam
Name:	Jeffrey S. Gilliam

EXHIBIT A

Hale Partnership Capital Management, LLC
Hale Partnership Capital Advisors, LLC
Hale Partnership Fund, LP
MGEN II – Hale Fund, LP
Steven A. Hale, II
TALANTA Investment Group, LLC
TALANTA Fund, L.P.
Justyn R. Putnam
Jeffrey S. Gilliam

EXHIBIT B

IRREVOCABLE RESIGNATION

[Date]

Attention: Board of Directors
Stanley Furniture Company, Inc.
200 North Hamilton Street, No. 200
High Point, North Carolina 27260

Re:	Resignation

Gentlemen:

This irrevocable resignation is delivered pursuant to Section 1(g) of the Agreement, dated as of January __, 2016 (the “Agreement”), by and among Stanley Furniture Company, Inc. and the Hale-Talanta Group (as defined therein). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement. Effective only upon, and subject to, such time as the Hale-Talanta Group, together with all of the Hale-Talanta Affiliates, ceases collectively to “beneficially own” (as defined in Rule 13d-3 under the Exchange Act) an aggregate of at least 900,000 shares of Common Stock then outstanding, I hereby resign from my position as a director of the Company and from any and all committees of the Board on which I serve.

This resignation may not be withdrawn by me at any time during which it is effective.

Sincerely,

[Name]

EXHIBIT C

FORM OF PRESS RELEASE

[STANLEY FURNITURE COMPANY, INC. LOGO]

NEWS RELEASE

FOR IMMEDIATE RELEASE:	Stanley Furniture Company, Inc.
January __, 2016	Investor Contact: Anita W. Wimmer
(336) 884-7698

STANLEY FURNITURE APPOINTS JUSTYN R. PUTNAM
TO BOARD OF DIRECTORS

High Point, North Carolina, January __, 2016/Businesswire/ – Stanley Furniture Company, Inc. (Nasdaq-NGS:STLY) (the “company”) announced today that it has reached an agreement with Hale Partnership Fund, LP and Talanta Fund, L.P. (collectively and with their affiliates, the “Hale-Talanta Group”) a shareholder group that collectively owns approximately 8.9% of the company’s outstanding common stock and who had nominated two candidates for election to the company’s Board of Directors at the 2016 Annual Stockholders meeting. Under the agreement, the company appointed Justyn R. Putnam to the Board effective immediately and the Hale-Talanta Group withdrew its nominations. Mr. Putnam, as well as Glenn Prillaman, the company’s President and Chief Executive Officer, have been nominated by the Board for election by the shareholders at the 2016 Annual Meeting for a term that will expire at the 2019 Annual Meeting of Stockholders.

“We are pleased to have reached an agreement with the Hale-Talanta Group and believe this is in the best interests of the company and its shareholders,” said Glenn Prillaman, President and Chief Executive Officer. “We welcome Mr. Putnam to the Board and expect to benefit from his financial expertise and knowledge of the company as we work together to continue the company’s progress,” concluded Prillaman.

Mr. Putnam is the Managing Member of the Talanta Investment Group, LLC, an asset management firm focusing investment on smaller publicly traded companies and utilizing intense fundamental research and a long-term investment horizon, a position he has held since 2009.

About Stanley Furniture Company, Inc.

Established in 1924, Stanley Furniture Company, Inc. is a leading design, marketing and sourcing resource in the upscale segment of the wood residential market. The Company offers a diversified product line supported by an overseas sourcing model. The Company distributes and markets its Stanley Furniture brand through a network of carefully chosen retailers and interior designers worldwide. The Company’s common stock is traded on the NASDAQ stock market under the symbol STLY.

Forward-Looking StatementsCertain statements made in this news release are not based on historical facts, but are forward-looking statements. These statements can be identified by the use of forward-looking terminology such as “believes,” “estimates,” “expects,” “may,” “will,” “should,” or “anticipates,” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. These statements reflect our reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include disruptions in foreign sourcing including those arising from supply or distribution disruptions or those arising from changes in political, economic and social conditions, as well as laws and regulations, in countries from which we source products, international trade policies of the United States and countries from which we source products, the inability to raise prices in response to inflation and increasing costs, lower sales due to worsening of current economic conditions, the cyclical nature of the furniture industry, business failures or loss of large customers, failure to anticipate or respond to changes in consumer tastes, fashions and perceived value in a timely manner, competition in the furniture industry, environmental, health, and safety compliance costs, failure or interruption of our information technology infrastructure. Any forward looking statement speaks only as of the date of this news release and we undertake no obligation to update or revise any forward looking statements, whether as a result of new developments or otherwise.